

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 7, 2018

Kevin D. Chapman
Executive Vice President and Chief Financial Officer
Renasant Corporation
209 Troy Street
Tupelo, Mississippi 38804-4827

    Re: Renasant Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2017
         Filed February 28, 2018
         File No. 001-13253

Dear Mr. Chapman:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Michael Volley

           Michael Volley
           Staff Accountant
           Office of Financial Services